                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.__)*

                         CBNY INVESTMENT SERVICES CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $1.00 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    14984C104
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              Howard B. Adler, Esq.
                           Gibson, Dunn & Crutcher LLP
                          1050 Connecticut Avenue, N.W.
                             Washington, D.C. 20036
                                 (202) 955-8589
--------------------------------------------------------------------------------

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                November 13, 2001
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

        Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

---------------

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------                                                        --------------------------------------
CUSIP NO. 14984C104                                             13D                           PAGE  2   OF   10   PAGES
                                                                                                  -----    -----
--------------------------------------                                                        --------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
1            NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             CARLSON CAPITAL, L.P.                                                   I.R.S. IDENTIFICATION NO. 75-249-4317
------------------------------------------------------------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                         (a) [ ]
                                                                                                                       (b) [X}


------------------------------------------------------------------------------------------------------------------------------------
3            SEC USE ONLY



------------------------------------------------------------------------------------------------------------------------------------
4            SOURCE OF FUNDS*

             OO, WC
------------------------------------------------------------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                    [ ]


------------------------------------------------------------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE
------------------------------------------------------------------------------------------------------------------------------------

      NUMBER OF        7         SOLE VOTING POWER
       SHARES
                                 0
                       -------------------------------------------------------------------------------------------------------------
    BENEFICIALLY       8         SHARED VOTING POWER
      OWNED BY
                                 81,458
                       -------------------------------------------------------------------------------------------------------------
        EACH           9         SOLE DISPOSITIVE POWER
      REPORTING
                                 0
                       -------------------------------------------------------------------------------------------------------------
     PERSON WITH       10        SHARED DISPOSITIVE POWER

                                 81,458
------------------------------------------------------------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             81,458
------------------------------------------------------------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                    [ ]

------------------------------------------------------------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             7.7%
------------------------------------------------------------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*

             IA, PN
------------------------------------------------------------------------------------------------------------------------------------

--------------------------------------                                                        --------------------------------------
CUSIP NO. 14984C104                                             13D                           PAGE  3   OF   10   PAGES
                                                                                                  -----    -----
--------------------------------------                                                        --------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
1            NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS


             CARLSON OFFSHORE ADVISORS, L.P.                                         I.R.S. IDENTIFICATION NO. -75-273-3266
------------------------------------------------------------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                         (a) [ ]
                                                                                                                       (b) [X]


------------------------------------------------------------------------------------------------------------------------------------
3            SEC USE ONLY



------------------------------------------------------------------------------------------------------------------------------------
4            SOURCE OF FUNDS*

             OO, WC
------------------------------------------------------------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                    [ ]


------------------------------------------------------------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE
------------------------------------------------------------------------------------------------------------------------------------

      NUMBER OF        7         SOLE VOTING POWER
       SHARES
                                 0
                       -------------------------------------------------------------------------------------------------------------
    BENEFICIALLY       8         SHARED VOTING POWER
      OWNED BY
                                 81,458
                       -------------------------------------------------------------------------------------------------------------
        EACH           9         SOLE DISPOSITIVE POWER
      REPORTING
                                 0
                       -------------------------------------------------------------------------------------------------------------
     PERSON WITH       10        SHARED DISPOSITIVE POWER

                                 81,458
------------------------------------------------------------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             81,458
------------------------------------------------------------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                    [ ]

------------------------------------------------------------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             7.7%
------------------------------------------------------------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*

             IA, PN
------------------------------------------------------------------------------------------------------------------------------------

-----------------------------------                           ----------------------------------------
CUSIP NO. 14984C104                        13D                PAGE  4   OF   10   PAGES
                                                                   ----     ----
-----------------------------------                           ----------------------------------------

------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          DOUBLE BLACK DIAMOND OFFSHORE LDC                  I.R.S. IDENTIFICATION NO.52-216-8013
------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                  (a) [ ]
                                                                                             (b) [X]
------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          OO, WC
------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]


------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE

------------------------------------------------------------------------------------------------------

   NUMBER OF     7      SOLE VOTING POWER
    SHARES
                        0
                 -------------------------------------------------------------------------------------
 BENEFICIALLY    8      SHARED VOTING POWER
   OWNED BY
                        81,458
                 -------------------------------------------------------------------------------------
     EACH        9      SOLE DISPOSITIVE POWER
   REPORTING
                        0
                 -------------------------------------------------------------------------------------
  PERSON WITH    10     SHARED DISPOSITIVE POWER

                        81,458
------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          81,458
------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                 [ ]

------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.7%
------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IC
------------------------------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER

           This statement on Schedule 13D relates to shares of Common Stock, $1.00 par value (the "Common Stock"), of CBNY Investment Services Corp., a New York corporation (the "Issuer"). The principal executive offices of the Issuer are located at 320 Park Avenue, 21st Floor, New York, New York 10022.

ITEM 2. IDENTITY AND BACKGROUND

           This statement on Schedule 13D is being filed by Carlson Capital, L.P., a Delaware limited partnership, Carlson Offshore Advisors, L.P., a Delaware limited partnership, and Double Black Diamond Offshore LDC, a Cayman Islands limited duration company. Carlson Capital, L.P. and Carlson Offshore Advisors, L.P. together are herein referred to as the "Partnership Reporting Persons and, together with Double Black Diamond Offshore LDC, are herein referred to as the "Reporting Persons." The business address of each Partnership Reporting Person is 2100 McKinney Avenue, Suite 1600, Dallas, Texas 75201. The business address of Double Black Diamond Offshore LDC is UBS (Cayman Islands) Ltd., UBS House, P.O. Box 852, George Town, Grand Cayman, Cayman Islands, B.W.I.

           The Partnership Reporting Persons act as investment adviser and/or general partner to several private investment funds and managed accounts which are the ultimate beneficial owners of the shares to which this statement relates. Double Black Diamond Offshore LDC is a private investment fund with respect to which Carlson Offshore Advisors, L.P. acts as investment adviser. With the exception of Double Black Diamond Offshore LDC, which owns 57,563 shares of the outstanding Common Stock, no such client of the Reporting Persons owns 5% or more of the outstanding Common Stock.

           The general partner of each Partnership Reporting Person is Asgard Investment Corp., a Delaware corporation, whose business and principal offices are located at 2100 McKinney Avenue, Suite 1600, Dallas, Texas 75201. The officers of Asgard Investment Corp. are as follows: Clint D. Carlson, President, and Nancy Carlson, Treasurer and Secretary. The sole director of Asgard Investment Corp. is Clint D. Carlson. The business address of both Clint D. Carlson and Nancy Carlson is 2100 McKinney Avenue, Suite 1600, Dallas, Texas 75201. The present occupation of Clint D. Carlson is President of Asgard Investment Corp. and Chief Executive Officer of Carlson Capital, L.P. and Carlson Offshore Advisors, L.P. The present occupation of Nancy Carlson is Secretary and Treasurer of Asgard Investment Corp. and Secretary of Carlson Capital, L.P. and Carlson Offshore Advisors, L.P. Both Clint D. Carlson and Nancy Carlson are U.S. citizens. Clint D. Carlson is also a director of Double Black Diamond Ltd., which is a director of Double Black Diamond Offshore LDC. Carlson Offshore Advisors, L.P. is the investment adviser to Double Black Diamond Offshore LDC.

           During the last five years, none of the Reporting Persons, Asgard Investment Corp., Clint D. Carlson or Nancy Carlson has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

           The filing of this statement on Schedule 13D by the Reporting Persons shall not be construed as an admission that any of the Reporting Persons are, for the purposes of Section 13(d) of the Act, the beneficial owner of any securities covered by this statement on Schedule 13D, and each Reporting Person disclaims such beneficial ownership.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

           Except as stated below, all of the shares of Common Stock of the Issuer deemed beneficially held by the Reporting Persons were purchased with the working capital of the investment funds and managed accounts directed by the Partnership Reporting Persons. 69,600 of those shares were purchased upon the exercise of rights beneficially held by the investment funds and accounts (including 49,183 shares purchased by Double Black Diamond Offshore LDC) managed by the Partnership Reporting Persons, which rights were granted to the Reporting Persons, as beneficial owners of shares of common stock of Commercial Bank of New York ("CBNY"), in connection with the acquisition of CBNY by North Fork Bankcorporation, Inc. ("North Fork"). The other 11,858 shares were purchased in the open market.

ITEM 4. PURPOSE OF TRANSACTION

           All Common Stock held by the Reporting Persons is being held for investment purposes. Subject to economic considerations and market conditions, the Reporting Persons may, from time to time, acquire additional shares of Common Stock in the open market or in privately negotiated transactions or may dispose of such securities or the securities they presently own in the open market or in private transactions. The Reporting Persons may engage in activities intended to influence the business strategy or management of the Issuer.

           Except as indicated above, the Reporting Persons have no plans or proposals which relate to or would result in any of the events, actions or conditions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

           (a) This statement on Schedule 13D relates to 81,458 shares of Common Stock deemed beneficially owned by the Reporting Persons, which constitute approximately 7.7% of the issued and outstanding shares of Common Stock.

           (b) The Reporting Persons have shared voting and dispositive power with respect to 81,458 shares of Common Stock.

           (c) Within the past 60 days, accounts of or managed by the Reporting Persons acquired shares of Common Stock on the dates, in the amounts and at the prices set forth on Exhibit A annexed hereto and incorporated by reference herein. Except as noted in Item 3, all of such purchases were made on the open market.

           (d) The private investment funds and managed accounts to which the Partnership Reporting Persons serve as investment adviser and/or general partner and for whose accounts the Common Stock is held, including Double Black Diamond Offshore LDC, have the right to receive dividends from or proceeds from the sale of the Common Stock.

           (e)       Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

           Except as set forth above in Item 2, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

           Exhibit A:   Transactions in Shares of Common Stock Within Past
                        60 Days.

           Exhibit B:   Joint Filing Statement.

                                   SIGNATURES

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

           Dated: November 23, 2001

                                          CARLSON CAPITAL, L.P.
                                          CARLSON OFFSHORE ADVISORS, L.P.

                                               /S/ CLINT D. CARLSON
                                          --------------------------------------
                                          By:  Clint D. Carlson, President of
                                               the General Partner

                                          DOUBLE BLACK DIAMOND OFFSHORE LDC

                                               /S/ CLINT D. CARLSON
                                         ---------------------------------------
                                         By:  Clint D. Carlson, Director
                                              of the Director

                                    EXHIBIT A

                     Transactions in Shares of Common Stock
                               Within Past 60 Days



Transactions by Account No. 1


                        -------------------------------------------------------------------------------------------
                                 Trade Type           Trade Date             Quantity           Price ($)
                                 ----------           ----------             --------           ---------
                        -------------------------------------------------------------------------------------------
                                    Buy                11/13/01                4,246         $10.00 per share
                        -------------------------------------------------------------------------------------------
                                    Buy                11/14/01                  723         $10.00 per share
                        -------------------------------------------------------------------------------------------



Transactions by Account No. 2


                        ------------------------------------------------------------------------------------------
                                 Trade Type          Trade Date            Quantity            Price ($)
                                 ----------          ----------            --------            ---------
                        ------------------------------------------------------------------------------------------
                                    Buy               11/13/01              49,183          $10.00 per share
                        ------------------------------------------------------------------------------------------
                                    Buy               11/14/01               8,380          $10.00 per share
                        ------------------------------------------------------------------------------------------



Transactions by Account No. 3


                        -----------------------------------------------------------------------------------------
                                 Trade Type         Trade Date            Quantity            Price ($)
                                 ----------         ----------            --------            ---------
                        -----------------------------------------------------------------------------------------
                                    Buy              11/13/01               2,837           $10.00 per share
                        -----------------------------------------------------------------------------------------
                                    Buy              11/14/01                 483           $10.00 per share
                        -----------------------------------------------------------------------------------------



Transactions by Account No. 4


                        ----------------------------------------------------------------------------------------
                                 Trade Type         Trade Date           Quantity            Price ($)
                                 ----------         ----------           --------            ---------
                        ----------------------------------------------------------------------------------------
                                    Buy              11/13/01             10,699          $10.00 per share
                        ----------------------------------------------------------------------------------------
                                    Buy              11/14/01              1,823          $10.00 per share
                        ----------------------------------------------------------------------------------------



Transactions by Account No. 5


                        -----------------------------------------------------------------------------------------
                                 Trade Type         Trade Date           Quantity             Price ($)
                                 ----------         ----------           --------             ---------
                        -----------------------------------------------------------------------------------------
                                    Buy              11/13/01              2,635           $10.00 per share
                        -----------------------------------------------------------------------------------------
                                    Buy              11/14/01                449           $10.00 per share
                        -----------------------------------------------------------------------------------------

                                    EXHIBIT B




                             JOINT FILING AGREEMENT


          The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is accurate.


Dated this 23 day of November, 2001.


                             CARLSON CAPITAL, L.P.
                             CARLSON OFFSHORE ADVISORS, L.P.

                                  /S/ CLINT D. CARLSON
                             ------------------------------------------------
                             By: Clint D. Carlson, President of the General Partner



                             DOUBLE BLACK DIAMOND OFFSHORE LDC

                                  /S/ CLINT D. CARLSON
                             ------------------------------------------------
                             By:  Clint D. Carlson, Director
                                  of the Director